                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                                  RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 2 )

                                 SuperGen, Inc.
             ------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
             ------------------------------------------------------
                         (Title of Class of Securities)


                                  637184 10 - 8
             ------------------------------------------------------
                                 (CUSIP Number)

                                 Jose M. de Lasa
                        Senior Vice President, Secretary
                               and General Counsel
                               Abbott Laboratories
                              100 Abbott Park Road
                        Abbott Park, Illinois 60064-6400
                                 (847) 937-8905


             ------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                January 12, 2000
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d- 1(g), check the following box / /


                                  Page 1 of 4
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CUSIP NO.:637184 10 -8             13D

1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Abbott Laboratories (# 36-0698440)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) / / (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
          WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                      / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Illinois
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                              29,357,519 shares of Common Stock
NUMBER OF           ------------------------------------------------------------
SHARES              8    SHARED VOTING POWER
BENEFICIALLY                  0
OWNED BY            ------------------------------------------------------------
EACH                9    SOLE DISPOSITIVE POWER
REPORTING                     29,357,519 shares of Common Stock
PERSON              ------------------------------------------------------------
WITH                10   SHARED DISPOSITIVE POWER
                              0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          29,357,519 shares of Common Stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       / /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          49%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------


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ITEM 1.   SECURITY AND ISSUER

     This Amendment No. 2 (this "Amendment") amends and supplements the Schedule 13D filed by Abbott Laboratories, an Illinois corporation ("Abbott") on January 5, 2000 (the "Original Schedule 13D"), as subsequently amended on February 8, 2000 ("Amendment No. 1"), with respect to shares of Common Stock, par value $0.001 per share, of SuperGen, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 2 Annabel Lane, Suite 220, San Ramon, California 94583. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings assigned to those terms in the Original
Schedule 13D. This Amendment is being filed solely to reflect changes to the redacted portions of the exhibits described in Item 7, which were originally filed with the Original Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Abbott may be deemed to be the beneficial owner of 28,424,125 shares of Common Stock which currently are subject to the Option disclosed in the Original
Schedule 13D as well as the 933,394 shares of the Issuer's Common Stock purchased by Abbott on January 12, 2000 (the "Shares") as disclosed in Amendment No. 1. Upon exercise of the Option, the shares covered by the Option together with the Shares would represent 49% of the total outstanding shares of Common Stock.

     (b) After exercising the Option and at such time as any additional shareholder approval is obtained for the issuance of the shares subject to the Option, Abbott will have the sole power to vote and to dispose of the 28,424,125 shares of Common Stock subject to the Option. Abbott currently has the sole power to vote and to dispose of the Shares.

     (c) Abbott has not effected any transactions in the Common Stock in the past 60 days.

     (d) - (e) Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.    DESCRIPTION
-----------    -----------
99.1           Stock and Option Purchase Agreement made as of December 21, 1999.

99.2*          Registration Rights Agreement filed as Exhibit 99.2 to the Abbott
               Laboratories Schedule 13D filed on January 5, 2000.

99.3** Worldwide Sales, Distribution, and Development Agreement made as of December 21, 1999.

-----------
*    Incorporated herein by reference.
** Portions of this document have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2000


ABBOTT LABORATORIES


By:       /s/ Gary P. Coughlan
   -----------------------------------
Name:     Gary P. Coughlan
Title:    Senior Vice President, Finance
          and Chief Financial Officer




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